DIGITAL ALLY, INC.

15612 College Blvd.

Lenexa, KS 66219

June 30, 2020

BY EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Division of Corporation Finance-Office of Manufacturing

Re:	Request for Effectiveness for Digital Ally, Inc.
Registration Statement on Form S-3 (File No. 333-239419)

Dear Ms. Haywood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Digital Ally, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:30 P.M. (EDT) on Thursday, July 2, 2020, or as soon thereafter as possible.

In connection with this request, the Registrant acknowledges that:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a call or email to me at (913) 232-5349 tom.heckman@digitalallyinc.com, and that the effectiveness also be confirmed in writing. Thank you.

Sincerely yours,

DIGITAL ALLY, INC.

By:	/s/ Thomas J. Heckman
Thomas J. Heckman
Chief Financial Officer and Secretary